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                          October 17, 2022

       Steven Dunn
       Chief Executive Officer
       abrdn Gold ETF Trust
       c/o abrdn ETFs Sponsor LLC
       1900 Market Street, Suite 200
       Philadelphia, PA 19103

                                                        Re: abrdn Gold ETF
Trust
                                                            Registration
Statement on Form S-3
                                                            Filed October 14,
2022
                                                            File No. 333-267881

       Dear Steven Dunn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance